

December 30, 2013

<u>Via E-mail</u>
Mark J. Mize
Executive Vice President, Chief Financial Officer and Treasurer
Halcon Resources Corporation
1000 Louisiana Street, Suite 6700
Houston, TX  77002

>   **Re:    Halcon Resources Corporation**
>   **Form 10-K for the Fiscal Year ended December 31, 2012**
>   **Filed February 28, 2013**
>   **Form 10-Q for the Quarterly Period ended September 30, 2013**
>   **Filed November 4, 2013**
>   **Form 8-K**
>   **Filed November 4, 2013**
>   **File No. 001-35467**

Dear Mr. Mize:

We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2012

Business, page 7

Oil and Natural Gas Operations, page 18

1. You disclose that a significant percentage of your net undeveloped acreage will expire over the next three years. Please tell us the extent to which you have assigned any proved undeveloped reserves as of December 31, 2012 to locations which are currently scheduled to be drilled after lease expiration. If your undeveloped reserves include any such locations, please refer to Rule 4-10(a)(26) of Regulation S-X and tell us the steps you will take regarding an extension of your legal right to these leases; otherwise, please remove these undeveloped reserves as proved reserves in your next filing.

2. You state on page 20 and elsewhere on page 135 that as of December 31, 2012 "more than 97% of our PUD reserves are less than five years old." For purposes of determining the five year period, Item 1203(d) of Regulation S-K identifies the initial disclosure and date thereof as the starting reference date.

   • Please tell us and also revise your statement to clarify the extent to which any of your proved undeveloped volumes disclosed as of December 31, 2012 will take more than five years since initial disclosure to develop.

   • If any of your proved undeveloped reserves will take more than five years to develop since initial disclosure, please refer to question 131.03 in the SEC Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013, and advise us what specific circumstances justify a period longer than five years; otherwise, please remove these undeveloped reserves as proved reserves in your next filing. You may find the C&DIs on our website at the following address: http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

3. Please expand your disclosure on page 20 and elsewhere on page 135 to present the total dollar amounts of capital expenditures made during the year to convert proved undeveloped reserves to proved developed reserves. Please refer to Item 1203(c) of Regulation S-K.

4. Please expand your disclosure on page 20 and elsewhere on page 135 relating to the material changes in proved undeveloped reserves that occurred during 2012 to include an explanation for the changes attributable to revisions and extensions and discoveries. Please refer to Item 1203(b) of Regulation S-K.

<u>Consolidated Financial Statements and Supplementary Data, page 69</u>

<u>Supplemental Oil and Gas Information (Unaudited), page 132</u>

<u>Oil and Natural Gas Reserves, page 132</u>

5.      With a view to expand your disclosure under FASB ASC paragraph 932-235-50-5 and Item 1203(b) of Regulation S-K, please explain to us the causes for the downward revision of the previous estimates in proved reserves as of December 31, 2012 while as of the same date you disclose a significant upward revision of the previous estimates in proved undeveloped reserves.

6.      You disclose significant additions in proved reserves as of December 31, 2012 relating to extensions and discoveries and have stated that "reliable technologies were used to determine areas where proved undeveloped (PUD) locations were more than one offset away from a producing well."  With a view to expand the disclosure of the material additions in your reserves as required under Item 1202(a)(6) of Regulation S-K, please quantify for us the number of proved undeveloped locations and associated proved net reserves added that are more than one offset away from an existing proved producing well. Also tell us if any of the wells drilled to date that were more than one offset away from a producing well at the time of their drilling were not determined to be economically producible.

<u>Form 10-Q for the Quarterly Period ended September 30, 2013</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41</u>

<u>Capital Resources and Liquidity, page 43</u>

7.      We note, among other items, that (i) your Senior Credit Agreement and your senior unsecured debt indentures contain a number of financial covenants, (ii) your Senior Credit Agreement was amended a number of times during 2013 and that some of these amendments appear related to the financial covenants, (iii) your risk factor on page 59 refers to possible acceleration, cross- acceleration, and cross-default provisions, (iv) debt limitation covenants contained in your indentures have reduced the effective borrowing base in the Senior Credit Agreement from $850 million to $710 million, and (v) you have recorded a $909 million full cost ceiling impairment, partially attributable to a reallocation of capital and related transfer of unevaluated property costs to the full cost pool.

Please revise your disclosure to discuss in further detail the debt limitation covenants and the consequences of the limitations to your financial condition and operating performance. Refer to FR-72, Section IV (C): Debt Instruments, Guarantees and Related Covenants, for guidance. In addition, please explain to us whether you are reasonably likely to be in breach of any material financial covenants. If breach is reasonably likely, please revise your disclosure consistent with the guidance in FR-72, Section IV (C). Lastly, please revise your MD&A to discuss any known material trends or uncertainties related to your use of cash resources. Refer to FR-72, Section IV (D): Cash Management, for guidance.

Form 8-K filed November 4, 2013

Exhibit 99.1

8.      We note you present "cash flow from operations before changes in working capital," as well as "cash flow from operations before changes in working capital, adjusted for selected items." Both of these measures appear to be non-GAAP measures under Regulation G. Please revise your disclosure to clarify that these measures are non-GAAP and provide the reconciliations required by Regulation G. Please similarly revise your disclosure related to other non-GAAP measures and provide the required reconciliations. For example, your current reconciliation related to "net income (loss) available to common stockholders, excluding selected items," does not appear to satisfy Regulation G.

9.      Please explain to us how you have considered the guidance in Question 102.05 of the Compliance and Disclosure Interpretations to non-GAAP Financial Measures related to your presentation of cash flow from operations before changes in working capital on a per share basis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Mark Wojciechowski, Staff Accountant, at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters, John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comments on engineering matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant